Exhibit 99.1

Dejour Energy Reports Q4 2011 Revenue of $2.5 Million

62% Increase in Q4 2011 Oil Production Versus Q4 2010

Vancouver, British Columbia, March 30, 2012 — Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the release of its financial results for the fourth quarter period ended December 31, 2011.

Co-Chairman and CEO Robert Hodgkinson states, "We have made significant progress in 2011 and have multiple projects with near term catalysts in 2012. Dejour continues to execute on our overall strategy of enhancing core value through a combination of production and development initiatives intended to increase our future oil and natural gas liquids (“NGL”) production as well as the overall reserve base of the Company. Woodrush, Kokopelli, South Rangely and North Rangely represent compelling projects and we are focused on converting these opportunities into strong returns for all of our stakeholders."

Q4 2011 Highlights

During the quarter, the Company achieved the following major objectives and also made significant progress on key strategic initiatives:

•	Increased gross revenue by 62% to $2.5 million compared to Q4 2010;

•	Oil and gas production increased to 471 BOE/day (51% oil), up by 12.7% from Q4 2010;

•	Completed a third oil producer at the Woodrush Project;

•	Successfully fractured and stimulated our discovery well at South Rangely that flowed liquids rich gas from the Mancos ‘B’ Sand in commercial quantities; and

•	Finalized requirements for drilling on the Company’s federal leases at Kokopelli, resulting in the first 4 of 42 Phase 1 drilling permits being issued in October 2011 and commenced construction of the first drilling pad with production expected to begin in the second half of 2012.

Near-Term Corporate Objectives

•	Maximize oil production at the Woodrush Project;

•	Close project funding commitment for the initial drilling at Kokopelli as debt financing;

•	Continue pre-drill operations at Kokopelli in preparation for Q2 2012 drilling; and

•	Fully evaluate the successful test well drilled at South Rangely and prepare Hz exploitation plan.

Summary of Selected Financial Highlights

	Quarter Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
	$	$	$	$
Gross revenue	2,478,000	1,528,000	8,824,000	8,086,000
Operating cash flow (1)	(251,000)	(406,000)	(322,000)	(142,000)
Operating loss (1)	(1,174,000)	(1,106,000)	(3,215,000)	(4,000,000)
EBITDA (1)	(2,339,000)	(279,000)	(1,710,000)	(161,000)
Adjusted EBITDA (1)	(182,000)	(163,000)	532,000	536,000
Net loss	(8,430,000)	(1,857,000)	(11,043,000)	(5,124,000)
Net loss per share	(0.069)	(0.018)	(0.092)	(0.051)

(1) A non-GAAP measure, which is defined in the “Non-GAAP Measures” section of this news release.

Summary of Selected Operational Highlights

DEAL Production and Netback Summary
	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Production Volumes:
Oil and natural gas liquids (bbls/d)	242	149	223	236
Gas (mcf/d)	1,376	1,614	1,184	1,504
Total (BOE/d)	471	418	421	487

Average Price Received:
Oil and natural gas liquids ($/bbls)	93.00	71.17	88.98	67.46
Gas ($/mcf)	3.23	3.73	3.64	4.13
Total ($/BOE)	57.15	39.76	57.49	45.53

Royalties ($/BOE)	9.90	4.64	10.61	7.39

Operating and Transportation Expenses ($/BOE)	19.78	14.54	16.18	14.67

Netbacks ($/BOE)*	27.48	20.58	30.70	23.48

Note:

Effective January 1, 2011, the Company adopted International Financial Reporting standards (“IFRS”), which are also generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. In accordance with the standard related to the first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been prepared in accordance with IFRS accounting policies.

Revenue

For the three months ended December 31, 2011 (“Q4 2011”), the Company recorded $2,478,000 in oil and natural gas sales as compared to $1,528,000 in oil and natural gas sales for the three months ended December 31, 2010 (“Q4 2010”). The increase in gross revenues was due to higher oil production and realized oil prices in the current quarter.

For fiscal 2011, the Company recorded $8,824,000 in oil and natural gas sales as compared to $8,086,000 in oil and natural gas sales for the year ended December 31, 2010 (“fiscal 2010”). The increase in gross revenues was due to higher realized oil prices in 2011. This was partly offset by lower oil and gas production for the current year.

Net Loss and Operating Loss

The Company’s net loss for the current quarter was $8,430,000 or $0.069 per share, compared to a net loss of $1,857,000 or $0.018 per share for the same quarter in 2010. The increase in net loss was primarily due to the recognition of non-cash impairment losses of $5,212,000 and non-cash valuation loss of $2,044,000 from the increase in fair value of warrant liability. This was partly offset by the increase in revenues. The Company’s operating loss for the current quarter was comparable to the same quarter in prior year.

The Company’s net loss for fiscal 2011 was $11,043,000 or $0.092 per share, compared to a net loss of $5,124,000 or $0.051 per share for fiscal 2010. The increase in net loss was primarily due to the recognition of non-cash impairment losses of $6,248,000 and non-cash valuation loss of $1,580,000 from the increase in fair value of warrant liability. This was partly offset by the increase in revenues.

The Company’s operating loss for fiscal 2011 was $3,215,000, compared to $4,000,000 for fiscal 2010. The decrease was primarily due to lower amortization and depletion of property and equipment for the current year, as a result of the increased reserves in the Company’s Woodrush property.

Liquidity and Working Capital

Cash Balance

As at December 31, 2011, the Company had cash and cash equivalents of $2,488,000. In addition to the cash balance, the Company has an unused line of credit of $1.5 million from a Canadian Bank.

Bank Line of Credit Financing

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”), including a letter of credit facility to a maximum of $700,000 for a maximum one year term, from a Canadian Bank to refinance the bridge loan and to provide operating funds. The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. In December 2011, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before May 1, 2012. As at December 31, 2011, a total of $5.5 million of this facility was utilized.

Working Capital Position

As at December 31, 2011, the Company had a working capital deficit of $7,756,000. Excluding the non-cash warrant liability of $2,245,000 related to the fair value of US$ denominated warrants issued in previous equity financings, the working capital deficit mainly consisted of $5.5 million used demand line of credit with a $7 million credit limit. As at December 31, 2011, $1.5 million remains unused.

Subsequent to December 31, 2011, the Company received $1.2 million from the exercise of warrants and options. The Independent Auditor’s Report of the financial statements for the fiscal year-ended Dec 31, 2011 contained disclosure of a going concern in the 'Emphasis of Matter' paragraph. Dejour expects the cash receipt subsequent to Dec 31, 2011, together with revenue from oil & gas operations, are sufficient to maintain operations throughout 2012.

SELECTED FINANCIAL HIGHLIGHTS (See “Non-GAAP Measures” section below for explanations)

Operating Cash Flow

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	$	$	$	$
Cash from (used) in operating activities - GAAP	294,000	624,000	(396,000)	346,000
Less: changes in non-cash working capital	545,000	1,030,000	(74,000)	488,000
Operating Cash Flow – Non-GAAP	(251,000)	(406,000)	(322,000)	(142,000)

Operating Netback

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	$	$	$	$
Revenues	2,478,000	1,528,000	8,824,000	8,086,000
Less: Royalties	(429,000)	(178,000)	(1,628,000)	(1,312,000)
Less: Operating and transportation expenses	(857,000)	(559,000)	(2,499,000)	(2,609,000)
Operating Netback	1,192,000	791,000	4,697,000	4,165,000

Operating Loss

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	$	$	$	$
Net loss	(8,430,000)	(1,857,000)	(11,043,000)	(5,124,000)
Add back (losses) and deduct gains:
Impairment losses	5,212,000	769,000	6,248,000	1,192,000
Change in fair value of warrant liability	2,044,000	(18,000)	1,580,000	(68,000)
Operating Loss	(1,174,000)	(1,106,000)	(3,215,000)	(4,000,000)

EBITDA

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	$	$	$	$
Net loss	(8,430,000)	(1,857,000)	(11,043,000)	(5,124,000)
Deferred income tax recovery	-	(221,000)	(187,000)	(492,000)
Finance costs	72,000	243,000	868,000	1,092,000
Amortization, depletion and impairment losses	6,019,000	1,556,000	8,652,000	4,685,000
EBITDA	(2,339,000)	(279,000)	(1,710,000)	(161,000)

Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	$	$	$	$
EBITDA	(2,339,000)	(279,000)	(1,710,000)	(161,000)
Adjustments:
Non-cash stock-based compensation	113,000	134,000	662,000	765,000
Change in fair value of warrant liability	2,044,000	(18,000)	1,580,000	(68,000)
Adjusted EBITDA	(182,000)	(163,000)	532,000	536,000

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

Operating Loss is a non-GAAP measure defined as net income (loss) excluding non-cash items that management believes affects the comparability of operating results. These items may include, but are not limited to, unrealized financial instrument gain (loss), impairment losses and impairment reversals, gain (loss) on divestitures, and change in fair value of financial instruments.

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, interest expense and finance fee, and amortization, depletion and accretion.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Non-GAAP measures are commonly used in the oil and gas industry. Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP such as Operating Cash Flow, Operating Netback, Operating Loss, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Consolidated Financial Statements

The Company’s Dec. 31, 2011 fiscal year consolidated financial statements and management discussion & Analysis (“MD&A”) are available at the Company’s website at: http://www.dejour.com and http://www.sedar.com.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 103,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Fourth Quarter 2011 Conference Call Information

The Company has scheduled a conference call for Thursday, April 5, 2012 at 1:00 p.m. EST. Interested parties can join the live event by dialing 1-866-321-8231 at least 10 minutes prior to the start of the call, conference ID: 3984256. Participants from outside North America can join the event by dialing +1-416-642-5213 and utilizing the same conference ID.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy